UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:          3235-0104
                          Expires:    September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

TEXACO INC.
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     (Last)                         (First)                      (Middle)

2000 Westchester Avenue
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                                   (Street)

White Plains                        New York                          10650
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     (City)                         (State)                           (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

             10/15/2000
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Issuer Name and Ticker or Trading Symbol

     Chevron Corporation (CHV)
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5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---
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6.   If Amendment, Date of Original (Month/Day/Year)
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7.  Individual or Joint/Group Filing (Check Applicable Line)

 X  Form filed by One Reporting Person
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    Form filed by More than One Reporting Person
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             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                                                                              (Over)
                                                                                                                     SEC 1473 (7-96)

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
          Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative       2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)          and Expiration                 Securities Underlying      sion or       ship         of In-
                                  Date (Month/Day/ Year)         Derivative Securities      Exercise      Form of      direct
                                  -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                  Date           Expira-       -------------------------    Derivative    ative        ficial
                                  Exer-          tion             Title           Amount    Security      Security:    Owner-
                                  cisable        Date                             or                      Direct       ship
                                                                                  Number                  (D) or      (Instr.
                                                                                  of                      Indirect     5)
                                                                                  Shares                  (I)
                                                                                                          (Instr.
                                                                                                          5)
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
No Securities Owned *




Explanation of Responses:

* Explanation of Responses: In connection with the Agreement and Plan of Merger dated as of October 15, 2000 among Texaco Inc. ("Texaco"), Chevron Corporation
("Chevron") and Keepep, Inc. ("Merger Sub"), Texaco and Chevron entered into a
Stock Option Agreement pursuant to which Chevron granted to Texaco an option
(the "Option") to purchase up to 127,000,000 shares of common stock, par value          /s/ Michael H. Rudy         October 25, 2000
$0.75 of Chevron (the "Option Shares") for a purchase price of $85.96 per          -----------------------------    ----------------
share. Prior to the exercise of the Option, Texaco is not entitled to any          Signature of Reporting Person           Date
rights as a shareholder of Chevron as to the Option Shares. The Option may only
be exercised upon the happening of certain events, none of which has occurred            Michael H. Rudy,
as of the date hereof. Prior to such occurrence, Texaco expressly                     Secretary, on behalf of
disclaims beneficial ownership of the Option Shares.                                        Texaco, Inc.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


                                                                                                                     SEC 1473 (7-96)

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